OMB APPROVAL
                        UNITED STATES                 OMB Number:  3235-0058
            SECURITIES AND EXCHANGE COMMISSION        Expires:  May 31, 1997
                   Washington, D.C.  20549            Estimated average burden
                                                      hours per response..2.50
                           FORM 12b-25
                                                            SEC FILE NUMBER
                   NOTIFICATION OF LATE FILING                 333-18967

                                                               CUSIP NUMBER
                                                                 1983330

(Check One): [ ]Form 10-K and Form 10-KSB  [ ]Form 20-F  [ ]Form 11-K
             [X]Form 10-Q and Form 10-QSB Form  [ ]Form N-SAR

             For Period Ended: September 30, 1997
             [ ] Transition Report on Form 10-K
             [ ] Transition Report on Form 20-F
             [ ] Transition Report on Form 11-K
             [ ] Transition Report on Form 10-Q
             [ ] Transition Report on Form N-SAR
             For the Transition Period Ended:______________________________

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             READ INSTRUCTION (ON BACK PAGE) BEFORE PREPARING FORM.
                              PLEASE PRINT OR TYPE.
      Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
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PART I - REGISTRANT INFORMATION
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Full Name of Registrant
                      AMERICAN CHAMPION ENTERTAINMENT, INC.
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Former Name if Applicable
                    N/A
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Address of Principal Executive Office (STREET AND NUMBER)
                  26203 Production Avenue, Suite 5
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City, State and Zip Code
                  Hayward, California 94545
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                                                (ATTACH EXTRA SHEETS IF NEEDED)
                                       -1-                      SEC 1344 (6/94)

PART II - RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

            (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.

      [X]   (b)   The subject annual report, semi-annual report, transition
                  report on Form 10-K and Form 10-KSB, Form 20-F, 11-K or Form
                  N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form
                  10-Q and Form 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

            (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.










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



PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K and Form 10-KSB, 20-F, 11-K, 10-Q and 10-QSB, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant's Quarterly Report on Form 10-QSB (the "Report") could not be filed within the prescribed time period without unreasonable effort or expense due to unforeseen delays in assembling the data and materials necessary to complete the Report resulting from the change in the Registrant's accounting firm as reported on its current report on Form 8-K dated October 14, 1997. Given that the Report is the first quarterly report relating to a period subsequent to its initial public offering, the Registrant is utilizing its outside accountants to a greater extent in connection with preparing the Report than it anticipates it will need to in the future. The Report will be filed by the Registrant no later than the fifth calendar day following the prescribed due date.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

             Anthony  K. Chan             (510)                782-8168
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                 (Name)                 (Area Code)         (Telephone Number)

(2)  Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or
     Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the
     registrant was required to file such report(s) been filed?
     If answer is no, identify report(s).                      [X] Yes  [ ] No

(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last
     fiscal year will be reflected by the earnings statements
     to be included in the subject report or portion
     thereof?                                                  [ ] Yes  [X] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

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

                      AMERICAN CHAMPION ENTERTAINMENT, INC.
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date November 14, 1997               By  /s/ Anthony K. Chan
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                                        Anthony K. Chan, Chief Executive
                                        Officer and Chief Financial Officer


INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.


                                    ATTENTION

           INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE
               FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).

                              GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. ELECTRONIC FILERS. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (Section 232.201 or Section 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (Section 232.13(b) of this chapter).





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